

UNIVEST FINANCIAL CORPORATION

ANNUAL REPORT 2024

UNIVEST®
BANKING | INSURANCE | INVESTMENTS

2024 Financial Performance

At December 31,

(DOLLARS IN THOUSANDS)	2024	2023	2022
Cash and interest-earning deposits	$328,844	$249,799	$152,799
Investment securities, net of allowance for credit losses	493,978	500,623	507,562
Net loans and leases	6,739,492	6,481,827	6,044,226
Other assets	566,103	548,379	517,429
Total assets	**$8,128,417**	**$7,780,628**	**$7,222,016**
Deposits	$6,759,259	$6,375,781	$5,913,526
Borrowings	385,442	465,067	440,401
Other liabilities	96,415	100,572	91,589
Total liabilities	7,241,116	6,941,420	6,445,516
Shareholders' equity	887,301	839,208	776,500
Total liabilities and shareholders' equity	**$8,128,417**	**$7,780,628**	**$7,222,016**

For years ended December 31,

(DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)	2024	2023	2022
Interest income	$412,355	$371,730	$252,193
Interest expense	201,185	151,733	33,896
Net interest income	211,170	219,997	218,297
Provision for credit losses	5,933	10,770	12,198
Net interest income after provision for credit losses	205,237	209,227	206,099
Noninterest income	88,055	76,824	77,885
Noninterest expense	197,992	197,362	186,774
Income before income taxes	95,300	88,689	97,210
Income taxes	19,369	17,585	19,090
Net income	**$75,931**	**$71,104**	**$78,120**
Book value per share	$30.55	$28.44	$26.53
Net income per share:			
Basic	2.60	2.42	2.66
Diluted	2.58	2.41	2.64
Diluted-core[1]	2.58	2.45	2.64
Dividends declared per share	0.84	0.84	0.83
Weighted average shares outstanding	29,215,365	29,433,359	29,392,606
Period end shares outstanding	29,045,877	29,511,721	29,271,915

[1]Excludes restructuring charges.

To Our Family of Shareholders, Customers and Employees:

Looking back on 2024, what stands out is our disciplined focus on executing with excellence to move Univest forward. We've made a lot of investments over the past few years in both people and technology. During the year, we focused on implementation to ensure we are getting a strong return on those investments. I am proud of the collaborative efforts of the entire Univest Family. We embraced Fundamental #2 – Have a Growth Mindset and executed change aimed at being more efficient, productive and profitable as an organization.

While investments in technology are necessary, we can never lose sight of the importance of human interactions and investing in relationships. As we strive for continuous improvement, our goal is to utilize technology to make our interactions with customers more impactful and make it easier for our customers to do business with us. These ongoing efforts add up to cost and time savings, and, more importantly, allow us to positively change the lives of our customers and invest in our communities.

As we focused on crisp execution of our strategic initiatives, we continued to face a challenging environment. While the economy continues to be resilient, increased regulations, elevated interest rates and intense competition for deposits continue. We implemented a deposit gathering strategy which allowed us to continue to lend to our customers and grow as an organization. Despite ongoing headwinds, we were able to outperform our peers in many areas. This is largely due to our diversified lines of business which allow us to provide a variety of meaningful solutions for our customers and deepen relationships.

In addition to paying quarterly dividends, we were active with stock buybacks over the course of the year and repurchased more than 800,000 shares of stock while still growing our tangible book value. We also continued to focus on prudently managing expenses. As we look to the year ahead, we are eager to continue to embrace change to improve. Our success will depend on continuing to focus on execution, remaining disciplined in managing expenses, improving our efficiency ratio, leveraging past investments, gathering deposits to support our loan growth and delivering exceptional service to our customers.

We are optimistic about the future. We are well positioned with our diversified business model, investments in technology, strong capital and access to liquidity. We serve great markets, and we have great people with an unwavering commitment to serving our customers. The culture at Univest is one of support and collaboration with the goal of making a difference in the communities we serve. For 148 years, Univest has been grounded as a company guided by our core values of Tradition, Integrity, Excellence, Community and Spirituality and, more recently, the 18 fundamentals of the Univest Way. We are confident that staying true to these roots matched with forward thinking and discipline will allow us to continue to reward our shareholders and earn our independence.

On behalf of the entire Univest Family, thank you for your trust, support and continued investment.

Sincerely,

Jeffrey M. Schweitzer
Chairman, President and CEO

Loan and Lease Outstandings
(IN THOUSANDS)

- Commercial Loans
- Consumer Loans
- Residential Real Estate
- Lease Financings



Total Revenue
(IN THOUSANDS)

- Noninterest income
- Net interest income



Net Income*
(IN THOUSANDS)



* Excludes restructuring charges

Diluted Earnings Per Share*



* Excludes restructuring charges

— 2024 —
FINANCIAL HIGHLIGHTS



$8.1B
Total assets

8.92%
Tangible common equity to tangible assets

0.96%
Return on average assets

2.86%
Net interest margin

11.24%
Return on average tangible equity[1,2]

[1]Tangible equity represents total shareholders' equity less goodwill and other intangible assets but includes mortgage servicing rights.

[2]Net income before amortization of intangibles to average tangible common equity.

2024 Highlights
Comprehensive Banking Solutions

Univest Financial Corporation had a solid year despite a challenging climate. We were disciplined in our focus on leveraging past investments to ensure we are getting a strong return and positively impacting our ability to effectively and efficiently serve our customers. This focus on crisp execution allowed us to deepen relationships and move Univest forward.

In response to the intense competition for deposits, we remained focused on our deposit growth strategy resulting in total deposits increasing by $383.5 million, or 6.0%, from December 31, 2023, due to increases in consumer, commercial, brokered and public funds deposits. We continue to focus on key industries and verticals that are deposit-rich and use treasury management services. This specialized focus will help us drive deposit growth, to stand out from our competitors and assist in achieving our goal of lowering our loan-to-deposit ratio over time.

Gross loans and leases increased $259.4 million, or 3.9%, from December 31, 2023, primarily due to increases in commercial, commercial real estate and residential mortgage loans, partially offset by a decrease in construction loans.

The Commercial Division continues to be the primary driver for loan growth accounting for $245.0 million of total loan growth. A relationship-oriented pricing discipline, for both new lending opportunities and renewals, and a continued focus on deposit gathering and product cross-selling to deepen relationships drove improved profitability in 2024. Highlights for the year included Univest maintaining its position as the second largest agricultural lender in the state of Pennsylvania and 36th nationally, and the Western Pennsylvania and Maryland expansion markets each successfully ramping up and achieving full-year growth targets.

Treasury Management continues to outpace industry growth while adding material value for our commercial customers. This team plays an important role helping the commercial bank grow its noninterest-bearing deposit base while generating fee income. Our suite of liquidity, digital, payment and fraud management solutions enables customers to effectively and efficiently manage their daily financial operations. Our team's ability to provide new ideas and advice, allows us to give organizations highly tailored solutions designed to optimize their working capital processes. Continuing to deliver these rich treasury management experiences for our new and existing customers is essential for Univest's continued success.

As part of our ongoing strategy to expand our product offerings, we began to support instant payments in a "receive only" fashion through the Automated Clearing House Real Time Payments product. Since its launch in July, Univest has received almost 12,000 payments totaling approximately $7.6 million for our customers. In December, we launched a second "receive only" instant payment solution, the Federal Reserve's FedNow® product, to further meet customer needs.

For consumers, Univest continued to serve as a certified Bank On partner and offered the Value Checking product aimed at offering banking solutions to the underbanked population. In 2024, the Consumer Services team grew our portfolio of Value Checking accounts by 32% year-over-year. We also continued our participation in the Restore, Repair, Renew program with the City of Philadelphia and the Philadelphia Redevelopment Authority, aimed at providing homeowners with low-interest loans for investing in and enhancing their properties. Univest's participation provided $5.8 million in consumer redevelopment loans in 2024, an increase of 54% year-over-year.

Organic Banking Growth

$383.5M	6.0%	$259.4M	3.9%
Deposit growth for the year ended December 31, 2024	Deposit growth for the year ended December 31, 2024	Loan growth for the year ended December 31, 2024	Loan growth for the year ended December 31, 2024





Diversified Business

Our diversified lines of business allow us to provide a variety of meaningful solutions for our customers and deepen relationships while positively impacting our financial results. Noninterest income for the year ended December 31, 2024 was $88.1 million, an increase of $11.2 million, or 14.6%, from the prior year.

Our Mortgage Banking Division had a solid year despite rising interest rates and a lack of housing inventory, closing $367.8 million of residential mortgages and $68.8 million in consumer loans. Purchase transactions and new construction activity increased year-over-year while refinance transactions were down due to higher interest rates. Univest Home Loans provided financing to 545 first-time homebuyers, allowing them to achieve their dream of owning their first house. As part of a strategic decision to take advantage of favorable market conditions, Univest completed its first ever sale of mortgage servicing rights and transferred the servicing on more than 2,600 mortgage accounts, generating a gain on sale of more than $3.0 million.

Our SBA lending team had a record year, achieving almost $3.0 million in gain on sale fee income. We have a team of dedicated SBA Relationship Managers who cover our entire footprint and are supported by a team of processors, underwriters and a closer which allows us to deliver a seamless SBA experience for our customers.

Girard, a Univest Wealth Division, also had a strong year with a notable revenue increase and strong new client acquisition. The division ended the year with $5.2 billion in assets under management and supervision, an increase of $500.0 million from 2023. Portfolio management, trading, investment research and client service were centralized to allow our advisors to focus on delivering an exceptional client experience, sourcing additional assets and expanding our financial planning services.

Univest Insurance continued to experience solid organic growth. Overall revenues grew 4.5% and profitability increased 14.9% year-over-year. The team remained focused on client retention and increased new business sales to drive growth while remaining mindful of profitability.

Univest Capital experienced another strong year, achieving the seventh consecutive year of strong profitability for the division. Portfolio quality was excellent with low delinquency rates and low net charge-offs.

Noninterest Income Growth

$88.1M
Noninterest income for the year ended December 31, 2024

$11.2M
Noninterest income growth for the year ended December 31, 2024

14.6%
Noninterest income growth for the year ended December 31, 2024

Operational Efficiency

Univest renegotiated and renewed its contract with our core system provider, Jack Henry and Associates. The renewal generated significant long-term savings for the Bank and defines important service level standards to ensure we continue to deliver exceptional service to our customers.

Since our successful transition of the Commercial Bank to the nCino platform in 2023, we have gained valuable insights through performance metrics, allowing us to enhance the effectiveness of our processes. A transparent and efficient process allows our teams to better respond to customer needs, in turn strengthening relationships and increasing overall customer satisfaction. Our commitment to data-driven decision making continues to drive improvements allowing us to make strides in operational efficiency and elasticity.

To support our dedication to cultivating a culture of operational excellence and enhancing our workforce's skills to better serve our customers, 18 employees from various departments across Univest completed a Lean Six Sigma training program. These individuals are currently undergoing certification and will be instrumental in driving continuous improvement.

The Innovative Technologies Committee (ITC) was established to serve as a research-and-development function for Univest. The ITC is comprised of technology leaders who regularly meet with Univest's lines of business to evaluate new technology opportunities to better serve the company and our customers. Effective and responsible use of artificial intelligence is a primary focus for the ITC with several use cases under consideration.

As part of our ongoing Financial Center Optimization strategy, **our Consumer Services team successfully transitioned our Brownstown Financial Center into a new location in New Holland.** We also closed our appointment-only, limited-access Souderton Financial Center and re-established our Souderton drive-up location to better align with our customers' schedules and banking needs. **In 2025, we look forward to opening our rebuilt Skippack Financial Center.**

Customer Experience

Delivering an excellent digital customer experience is no longer an option, it is a necessity. As we work towards digital maturity, we remain focused on taking a customer-centric approach. As we continue to refine our digital platforms, our focus is on enhancing the customer experience, prioritizing simplicity and improving accessibility.

Using technologies we have invested in over the past few years, we were able to look at real-time results and leverage key learnings about customer preferences to refine our online offering for small business. This led to adding the ability for



small businesses to digitally open checking accounts and apply for financing at the same time. This provided convenience for our customers and increased our competitive stance in the markets we serve.

We also leveraged past investments to expand the use of our online scheduling tool. Wealth clients and prospects are now able to make an appointment with an advisor directly on the website which provides the convenience and accessibility today's consumer expects. As we continue to advance our capabilities for engagement on our website, we are focused on analytics, search engine optimization and cultivating marketing insights to personalize experiences.

During the year, we scaled the use of our automation tools to improve our customer onboarding experience. The process educates our customers and nurtures the expansion of relationships. With the technology in place, we will be able to scale communications and create marketing journeys for additional audiences. Future expansion will include additional channels as customer preferences and our capabilities continue to evolve.



Trusted Advisors

A vital part of connecting with our customers and prospects is demonstrating our value as a trusted advisor. Our goal is to add value for our prospects and customers by providing them with ideas and advice in addition to products and services. Serving in an advisory role to businesses can help attract and maintain full relationships, drive relationship primacy and grow relationships for years to come.

To further this goal, we introduced Trusted Advisors in Action, an internal training program to engage and empower our frontline team members. The program focuses on reinforcing strong sales and conversation skills so we can approach prospects and customers in a thoughtful, value-focused manner that drives full customer relationships.

Another important area of focus is refining our ability to tailor our approach based on the unique needs of the customer. To do this, we are working to better understand our customers so that we can create more personalized experiences based on their specific demographics and financial behaviors. Through our investments in marketing technology, we have the functionality and data analytic tools to use this detailed insight to create personalized campaigns. These advancements will further allow us to serve as thoughtful, trusted advisors and provide value-added solutions and memorable experiences.

We continue to produce educational thought leadership content to demonstrate our credibility and expertise and help Univest to stand out amongst our competitors. Videos and articles published on our blog and shared on our social pages raise awareness of Univest's financial solutions and highlight our advisory role to local businesses. In addition, an active media relations campaign features subject matter experts from Univest and Girard, our wealth division, in local, regional and national publications showcasing us as a trusted financial resource.





Our Franchise

- ✓ **148** years of business success
- ✓ **949** employees making it happen
- ✓ **38** financial centers
- ✓ **16** commercial & corporate offices
- ✓ **8** wealth offices
- ✓ **4** insurance offices

Integrated Successes

- ✓ **$5.2B** assets under management & supervision
- ✓ **$1.0B** loans serviced for others
- ✓ **$222M** total insurance written premium
- ✓ **$245M** equipment financing outstandings
- ✓ **71%** of revenue from net interest income
- ✓ **29%** of revenue from fee income operations

Community Impact

We remained steadfast in our commitment to give back through our Committed To Local philanthropic program. This dedication to giving back is one of the things that differentiates us in the markets we serve, and we were proud to support nonprofit organizations with financial contributions totaling $2.1 million.

Giving back is about more than just dollars, an important part of our philanthropy is rolling up our sleeves and getting involved. We are grateful that the Univest Family embraced our Community core value and collectively volunteered more than 16,300 hours in 2024. To make it easy to get involved, we organized 47 Connecting with Community volunteer events for our employees with nonprofits across the markets we serve such as Flint Hill Farm Educational Center, Maryland Foodbank, Bucks County Opportunity Council, Boys and Girls Club of Western PA and Habitat for Humanity® South Philadelphia ReStore®.

We were excited to deepen relationships with many community organizations and raise brand awareness through sponsorships and partnerships that align with our values and mission. We were proud to again serve as presenting sponsor for the United Way of Bucks County's Stuff the Bus program. In addition to supporting this program financially and hosting collections at our offices, members of the Univest Family volunteered to help package and distribute the supplies – a great example of our holistic approach to giving back. We also continued our partnership with ArtsQuest™ and served as the presenting sponsor of Christkindlmarkt Bethlehem®, a favorite annual event that supports providing access to art, culture and educational programs in the Lehigh Valley.

Our giving through the Pennsylvania Educational Improvement Tax Credit program is an important aspect of our Committed To Local philanthropic program that truly impacts the communities we serve. These funds supported 77 private and public schools and educational improvement organizations across our markets.

Promoting financial literacy remained a priority and Univest continued to work with financial literacy innovators to provide students across the markets we serve with access to interactive online courses that educate on critical financial concepts. We also participated in the American Bankers Association® Teach Children to Save and Get Smart About Credit Days during which Univest volunteers visited local schools to educate students. In addition, we facilitated a five-week financial literacy series with Horizons at Greene Street Friends School. In total, we provided financial education to more than 8,000 students during the year.



UNIVEST FINANCIAL CORPORATION



PHILANTHROPIC YEAR IN REVIEW

47%

16%

17%

20%

- Youth and Education
- Health & Social Services
- Community & Economic Development
- Arts & Culture



$2.1M
Total financial contributions



16,328
Volunteer hours



445
Organizations supported financially



397
Organizations supported through volunteer service



8,311
Students educated



47
Connecting with community volunteer events





Supporting the Univest Family

People are at the heart of all we do, and it is the dedication of the Univest Family that allows us to positively impact our customers and communities. During the year we remained committed to investing in our employees.

We established Employee Resource Groups (ERGs) for women and people of color. These groups have significantly contributed to employee engagement with 15% of employees participating in the ERGs. During the year, the groups hosted in-person networking events, offered volunteer opportunities and provided virtual sessions aimed at fostering open, honest conversation and encouraging professional and personal development.

Our new Inclusive Conversations series included five sessions aimed at creating a safe space to discuss meaningful topics, from navigating difficult conversations to the impact of seasonal affective disorder.

As part of our hiring efforts, we participated in approximately 20 job fairs and hiring events at various locations, including many colleges in our footprint. We also launched a new career site with search engine optimization and enhanced search capabilities. Our dedication to our employees' professional and personal development continued to keep our organizational turnover less than the industry average.

As part of our efforts to develop our employees, we began career pathing which gives us the ability to show our employees how they can advance in their department and what education and skills they need to get there. They then can enroll in courses through Univest University, our internal training program, to begin that journey. We also launched the Univest Mentorship Program with the first official cohort of ten mentor-mentee pairs who met throughout the year to discuss personal and professional development. Enhancements were made to our Summer Internship Program in 2024 to include additional opportunities for networking and professional development and a group volunteer project.

A focus on wellness was also a priority as we supported the Univest Family in many ways, including providing access to a free Calm membership for meditation, sleep and wellness content, healthy lifestyle challenges each month and webinars on wellness topics from diet to mental health to financial fitness. We also launched a book club that features books on leadership and professional development.

Our dedication to our **employees' professional and personal development** *continued to keep our organizational turnover* **less** *than the industry average.*



Leadership

LISTING AS OF JANUARY 1, 2025

Senior Leadership Team

JEFFREY M. SCHWEITZER
Chairman, President and Chief Executive Officer, Univest Financial Corporation
and Chairman and Chief Executive Officer, Univest Bank and Trust Co.

MICHAEL S. KEIM
President, Univest Bank and Trust Co.
and Chief Operating Officer, Univest Financial Corporation

BRIAN J. RICHARDSON
Senior Executive Vice President and Chief Financial Officer,
Univest Financial Corporation and Univest Bank and Trust Co.

MEGAN D. SANTANA, ESQ.
Senior Executive Vice President, Chief Risk Officer,
General Counsel and Corporate Secretary,
Univest Financial Corporation and Univest Bank and Trust Co.

MATTHEW L. COHEN
Market President, Maryland,
Univest Bank and Trust Co.

ERIC W. CONNER
Senior Executive Vice President and Chief Information Officer,
Univest Financial Corporation

BRIANA J. DOÑA
Executive Vice President and Managing Director of Innovation,
Univest Bank and Trust Co.

RONALD R. FLAHERTY
President,
Univest Insurance, LLC

M. THERESA FOSKO
Executive Vice President and Director of Human Resources,
Univest Financial Corporation

DAVID W. GEIBEL
President,
Girard, a Univest Wealth Division

BRIAN E. GRZEBIN
President, Mortgage Banking,
Univest Bank and Trust Co.

JOHN T. HAURIN
Market President, East Penn & NJ,
Univest Bank and Trust Co.

THOMAS J. JORDAN, IV
Market President, Central PA,
Univest Bank and Trust Co.

PATRICK C. MCCORMICK
Senior Executive Vice President and Chief Commercial Banking Officer,
Univest Bank and Trust Co.

NEIL D. MCHUGH
Executive Vice President and Managing Director of Deposit Strategy & Programs,
Univest Bank and Trust Co.

ELENI S. MONIOS
Executive Vice President and Chief Credit Officer,
Univest Bank and Trust Co.

JOSEPH A. PENSABENE
Executive Vice President, Managing Director of Operations,
Univest Bank and Trust Co.

CHRISTOPHER M. TROMBETTA
Market President, Western PA,
Univest Bank and Trust Co.

LISTING AS OF JANUARY 1, 2025

Board of Directors

JEFFREY M. SCHWEITZER
Chairman, President and Chief Executive Officer, Univest Financial Corporation
and *Chairman and Chief Executive Officer,* Univest Bank and Trust Co.

JOSEPH P. BEEBE
Former Managing Director and Co-Head, Insurance and Asset Management Investment Banking Group of Keefe Bruyette and Woods, a Stifel Company; *Member of the President's Advisory Council as well as the Institute for Innovation and Entrepreneurship at* Villanova University

TODD S. BENNING
Principal,
DunlapSLK, PC

DOMENICK A. CAMA
Former President and Chief Operating Officer,
Investors Bancorp

MARTIN P. CONNOR
Chief Financial Officer, Toll Brothers, Inc.; *Member of the* Federal Reserve Bank of Philadelphia Economic and Community Advisory Council

SUZANNE KEENAN
Former Chief Information Officer and Senior Vice President, Wawa, Inc.
Chair of the Board of Trustees of North American Electric Reliability Corporation

NATALYE PAQUIN, ESQ.
Chief Operating Officer,
The Rockefeller Foundation

THOMAS M. PETRO
Managing Partner of 1867 Capital Partners, LLC; *Former President and Chief Executive Officer,* Fox Chase Bancorp; *Member of the Board of Directors of* Fintegra, LLC, Derstine's Foodservice, Inc. *and Board Observer* NovaData Solutions

MICHAEL L. TURNER
Partner,
Marshall, Dennehey, Warner, Coleman & Goggin

ANNE S. VAZQUEZ
General Partner,
NewSpring Capital, LLC and NewSpring Mezzanine Capital

ROBERT C. WONDERLING
Executive Director,
American Bible Society's Faith and Liberty Initiative

CHARLES H. ZIMMERMAN III
Teaching Pastor, Calvary Church;
Former Lead Director, Clemens Family Corporation

Wholly-Owned Subsidiaries

Univest Bank and Trust Co.
Univest Capital, Inc.
Univest Insurance, LLC
Girard Advisory Services, LLC
Girard Benefits Group, LLC
Girard Investment Services, LLC
Girard Pension Services, LLC

Please visit univest.net for a complete list of locations for Univest Financial Corporation and our subsidiaries.

UNIVEST FINANCIAL CORPORATION

Shareholders' Meeting

The Annual Shareholders' Meeting will take place at 11:30 a.m. on Thursday, April 24, 2025 at Indian Valley Country Club, 650 Bergey Rd, Telford, PA 18969. There is also an option to attend virtually.

Univest Stock Transfer Agent

For more information on Univest Financial Corporation common stock, contact Broadridge Corporate Issuer Solutions or visit ir.univest.net.

Regular Mail Communications
Broadridge Corporate Issue Solutions, Inc.
PO Box 1342
Brentwood, NY 11717

Telephone: 866.321.8021
Email: shareholder@broadridge.com
Website: investor.broadridge.com

Overnight Mail Communications
Broadridge Corporate Issue Solutions, Inc.
ATTN: IWS
1155 Long Island Avenue
Edgewood, NY 1171

Univest Shareholder Contact

For more information on Univest Financial Corporation, please call 877.723.5571.

Common Stock Information

Traded on the NASDAQ National Market, symbol: UVSP.

ESG Report

Being a responsible corporate citizen is at the core of how we operate. Environmental, social and governance (ESG) considerations are incorporated into our culture and integrated into the policies and principles that govern the way we do business. To view our 2024 ESG report, which provides a comprehensive view of our efforts in these areas, visit ir.univest.net.



"He gives strength to the weary and increases the power of the weak... but those who hope in the Lord will renew their strength. They will soar on wings like eagles; they will run and not grow weary, they will walk and not be faint."

- Isaiah 40:29, 31

